EXHIBIT 99.1

BIP Investment Corporation Announces Results of Special Meeting and Intention to Redeem Series 1 Preferred Shares

BROOKFIELD, NEWS, Dec. 02, 2024 (GLOBE NEWSWIRE) -- BIP Investment Corporation (“BIPIC”) (TSX: BIK.PR.A), an indirect subsidiary of Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN), today announced the voting results from the special meeting of holders of its senior preferred shares, series 1 (the “Preferred Shares”) held today in a virtual meeting format (the “Meeting”). BIPIC also announced that it intends to redeem all of the outstanding Preferred Shares for cash on December 5, 2024.

Results of Special Meeting

The special resolution (“Special Resolution”) to permit the redemption of the Preferred Shares by BIPIC at any time on not less than three business days’ notice for an amount in cash equal to C$26.75 per Preferred Share was approved by the holders of the Preferred Shares at the Meeting. Detailed voting results are set out below.

The following is a summary of the votes cast by holders of Preferred Shares with respect to the Special Resolution:

Votes For	%	Votes Against	%
451,956	80.30%	110,901	19.70%

A summary of all votes cast by holders of the Preferred Shares represented at the Meeting is available on SEDAR+ at https://sedarplus.ca/.

Redemption of Preferred Shares

BIPIC has provided notice of its intention to redeem all of the outstanding Preferred Shares for cash on December 5, 2024. The redemption price for each Preferred Share will be C$26.75. Holders of Preferred Shares of record as of November 29, 2024 will also receive the previously declared final quarterly dividend of $0.4671875 per Preferred Share on December 5, 2024.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Senior Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding BIPIC’s intentions with respect to the redemption of the Preferred Shares and the payment of BIPIC’s regular quarterly dividend in respect of the Preferred Shares. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals or satisfying other requirements necessary or desirable to permit or facilitate the redemption of the Preferred Shares; and business cycles, including general economic conditions. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.

Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.